November 19, 2019	Peter J. Shea

Peter.Shea@klgates.com

T +1 212 536 3988
F +1 212 536 3901

VIA EDGAR

Raymond A. Be Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-8030

Infusive US Trust, File Nos. 811-23426; 333-231734

Supplemental Response to Comments

Dear Mr. Be:

We are providing the following supplemental responses of our client, Infusive US Trust (“Registrant”), to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received from you on November 7, 2019. The Staff’s comments concerned the Registrant’s Pre-Effective Amendment No. 1 under the Securities Act of 1933 (“1933 Act”) and Amendment No. 1 under the Investment Company Act of 1940 to the Trust’s registration statement on Form N-1A for the Infusive Compounding Global Equities ETF (the “Fund”), a series of the Registrant, that was filed with the Commission on September 26, 2019 (“Pre-Effective Amendment”). The Staff’s comments and the Registrant’s responses are set forth below. Defined terms used but not defined herein have the respective meanings assigned to them in the Pre-Effective Amendment.

1.	The Staff notes that the fees to be paid to the Independent Trustees are to be paid from the unitary fee paid to the Advisor. Please explain why the Independent Trustees’ fees are not paid directly by the Trust.

RESPONSE: The Independent Trustee fees are paid by the Advisor under the unitary fee arrangement to reduce the expense ratios of the Fund for the benefit of the Fund’s shareholders. The Registrant is aware of ample precedent for this method of trustee compensation under unitary fee arrangements. Moreover, any registered investment company that enjoys the benefit of an expense limitation arrangement with its advisor will often have non-interested trustee fees paid directly by the advisor. There is no requirement under current law and regulations that prevents non-interested trustees from receiving compensation indirectly through the advisor’s unitary fee.

K&L Gates LLP

599 Lexington Avenue    New York    NY 10022-6030

T +1 212 536 3900   F +1 212 536 3901   klgates.com

2.	We note that service providers, such as the Transfer Agent and the Custodian, are contracted with the Fund or the Advisor to pay for their services. However, the Fund pays a unitary fee to the Advisor. Please explain in correspondence if the Fund could be held liable in the event of default by the Advisor. Moreover, if the Fund could be held liable, please explain how the Fund will account for these expenses.

RESPONSE: Under Section 2 of the Transfer Agency and Service Agreement with the Fund’s Transfer Agent, Section 10 of the Fund Administration and Accounting Agreement with the Fund’s Administrator and Article VIII, Section 6 of the Custody Agreement with the Fund’s Custodian, the Trust, on behalf of the Fund, is directly obligated to pay the fees and expenses of the Transfer Agent, Administrator and Custodian. If the Advisor fails to pay the fees and expenses owed to these service providers or to any other service providers with whom the Trust has a direct payment obligation and thereby defaults on its obligations under the unitary fee arrangement in Section 3 of the Investment Advisory Agreement, the Fund would be held liable for such fees and expenses. Any such liability by the Fund would appear on the Fund’s financial statements as a current liability. Conversely, if the Advisor timely pays the fees and expenses of these service providers, no current liability for these fees and expenses would appear in the Fund’s financial statements.

Please note that under Section 2(a) of the Distribution Agreement, the Trust cannot be held liable for the Distributor’s fees and expenses. The Advisor is directly liable for any fees and expenses of the Distributor.

The Registrant confirms to the Staff that the financial statements utilized by the Fund when it commences its offering will be current under the requirements of Section 10(a)(3) of the 1933 Act.

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If you have any questions regarding the matters discussed above, please do not hesitate to call me directly at 212-536-3988, or, in my absence, Alyssa Sherman at 202-778-9478.

Very truly yours,

/s/ Peter J. Shea

Peter J. Shea

cc:	Andrea Ruggeri

Conrad Levy

Alyssa Sherman

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